Testing the Waters Materials Related to Series #BONDWATCH

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#BONDWATCH

PIERCE BROSNAN'S OMEGA SEAMASTER (JAMES BOND FILM-WORN)

THIS INITIAL OFFERING IS COMING SOON!

CURRENT VALUE: $80,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

ASSET SPECIFICATIONS

Brand	Omega
Model	Seamaster Professional
Model Cont'd	2531.80.00 Chronometer
Reference Number	60341865
Case Material	Stainless Steel
Year	1999
Functions	Date, Chronometer
Movement	Self-Winding
Power Reserve	44 Hours
Case Diameter	41 mm
Water Resistance	300 Meter

DESCRIPTION OF SERIES 1999 OMEGA SEAMASTER WATCH WORN BY PIERCE BROSNAN

Investment Overview

•Upon completion of the Series #BONDWATCH Offering, Series #BONDWATCH will purchase a 1999 Omega Seamaster Watch Worn by Pierce Brosnan During the Filming of The World is Not Enough for Series #BONDWATCH (The “Series 1999 Omega Seamaster Watch Worn by Pierce Brosnan” or the “Underlying Asset” with respect to Series #BONDWATCH, as applicable), the specifications of which are set forth below.

•The first James Bond novel, Casino Royale by Ian Fleming, was published by Jonathan Cape in April of 1953. This book introduced the world to gentleman spy, James “007” Bond.  The plot involves Bond attempting to defeat a soviet agent in a high stakes card game.

•In 1848, Omega Watch Company was founded in a small workshop established by Louis Brandt in La Chaux de Fonds, Switzerland.

•The Underlying Asset is a 1999 Omega Seamaster Watch Worn by Pierce Brosnan During the Filming of The World is Not Enough.

Asset Description

Overview & Authentication

•The first James Bond novel, Casino Royale by Ian Fleming was published by Jonathan Cape in April of 1953. This book introduced the world to gentleman spy, James “007” Bond.  The plot involves Bond attempting to defeat a soviet agent at a high stakes card game.

•In November of 1995, the film Goldeneye was released. This was the first Bond movie to feature Pierce Brosnan in the title role, as well as the first time an Omega watch was worn by 007 instead of a Rolex.  Omega would go on to be Bond’s watch of choice for the next nine films, including the most recent James Bond movie, No Time to Die.

•The first James Bond film, Dr. No, starring Sean Connery, was released on October 5th, 1962.  This date goes on to become known worldwide as James Bond day. This film would feature Bond wearing a Rolex watch, as Fleming had noted in his novels. The brand of watch would change to Omega in 1995 with Pierce Brosnan’s in the role of Bond starting with the film Goldeneye. James Bond film costume designer, Lindy Hemming, suggested Brosnan’s Bond wear an OMEGA watch to make him more “modern and European.” She explained that in the nineties, “Rolex was part of a city boy culture. It didn’t seem appropriate to Bond at that moment.”

•The World is Not Enough, the third Pierce Brosnan Bond feature, was released on November 19, 1999, and would go on to make over $35 million during its North American opening weekend, with a worldwide gross of over $360 million.

•In 1995, a British Production Company specializing in James Bond films, Eon Productions, chose to change Bond’s watch from a Rolex to an Omega due to Hemming’s take on the Brosnan iteration of Bond: “I was convinced that Commander Bond, a naval man, a diver and a discreet gentleman of the world would wear the Seamaster with the blue dial.”

•A Nintendo 64 video game based on The World is Not Enough was released on November 2, 2000, to positive reviews, including Newsweek, which said of the game, “The visuals were strong, the gunplay felt precise, and you got to experiment with a lot of fun gadgets.”

•The band Garbage released the theme song for The World is Not Enough, which spends 10 weeks in the Top 100 with sales of 96,338 units sold, in October of 1999, about a month before the release of the film.

•After playing the starring role in 3 previous features, the fourth and final Pierce Brosnan Bond Film, Die Another Day, was released in November of 2002.

•The Underlying Asset is accompanied by a Certificate Of Authenticity from Omega as well as a letter confirming its provenance.

·

Notable Features

•The Underlying Asset a 1999 Omega Seamaster Watch Worn by Pierce Brosnan During the The World is Not Enough.

•The Underlying Asset is a Seamaster Professional 2531.80.00 Chronometer model stainless steel diver's automatic calendar wristwatch.

•The Underlying Asset features a blue aluminum uni-directional turning bezel, blue textured dial, luminous skeleton hands, luminous markers, helium escape valve, scratch-resistant anti-reflective sapphire crystal, date aperture, sweep center seconds, as well as self-winding movement.

•The Underlying Asset is engraved “The World Is Not Enough 1999, Worn by James Bond” on its screw back.

•The Underlying Asset is accompanied by an Omega steel bracelet and diver's deployment clasp, as well as instructions, and a warranty booklet (ref no.60341865).

•The Underlying Asset comes housed in a red leather Omega presentation box and white Omega outer box.

•The Underlying Asset was previously purchased at a charity auction called ‘The Bond Ball,’

Notable Defects

•The Underlying Asset exhibits signs of wear consistent with its age.

Details

Series 1999 Omega Seamaster Watch Worn by Pierce Brosnan
Reference Number	60341865
Brand	Omega
Model	Seamaster Professional 2531.80.00 Chronometer
Case Material	Stainless Steel
Year	1999
Scope of Delivery	Original box and papers
Functions	Date, Chronometer
Movement	Self-Winding
Movement/Caliber	1120
Power Reserve	44 Hours
Case Diameter	41 mm
Water Resistance	300 Meter
Bezel Material	Blue Aluminium
Dial	Blue
Bracelet Material	Steel
Bracelet Color	Steel

Clasp	Diver's Deployment
Clasp Material	Steel

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1999 Omega Seamaster Watch Worn by Pierce Brosnan going forward.

#BONDWATCH | $80K

COMPARABLE ASSET VALUE

ASSET VALUE	TRANSACTIONS
+15.9%	2

"The Seamaster 300 Professional Chronometer created the core foundation of what a James Bond Omega should be."

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October 2021

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#BONDWATCH | *Visuals*

The Seamaster doubled as a handy getaway device in the film, equipped with a grappling hook under the watch's bezel.

LAUNCH GALLERY ›

#BONDWATCH | *Timeline*

Jan. 1848 — Omega Watch Company is established by Louis Brandt in La Chaux de Fonds, Switzerland.

Apr. 1953 — The first James Bond novel, Casino Royale by Ian Fleming, is published by Jonathan Cape. This book introduces the world to gentleman spy, James "007" Bond, as he seeks to defeat a Soviet agent at a high stakes card game.

Oct. 1962 — The first James Bond film, Dr. No, starring Sean Connery, is released. This date goes on to become known worldwide as James Bond day.

Nov. 1995 — Goldeneye is released. This is the first Bond movie to feature Pierce Brosnan in the title role, as well as the first time an Omega watch is worn by the spy instead of a Rolex.